Exhibit 99.1

Scorpio Tankers Inc. Enters into a New $150 Million Credit Facility and Files a Form F-3

MONACO -- (Marketwire) – May 4, 2011 -- Scorpio Tankers Inc. (NYSE: STNG) (the "Company" or "Scorpio Tankers") announced today that the Company executed a credit facility with Nordea Bank Finland plc, acting through its New York branch, DnB NOR Bank ASA, acting through its New York branch, and ABN AMRO Bank N.V. for a senior secured term loan facility of up to $150 million ("2011 Credit Facility") and filed a shelf registration with the Securities and Exchange Commission.

The 2011 Credit Facility will be used to finance 50% of the two 2008 built 51,000 DWT product tankers that the Company agreed to acquire last week.  The aggregate purchase price for the vessels is $70.0 million.  The vessels are charter free and are scheduled to be delivered to the Company in the first half of May 2011.

Borrowings under the credit facility are available until May 3, 2012 and bear interest at LIBOR plus an applicable margin of 2.75% per annum when our debt to capitalization (total debt plus equity) ratio is less than 45%, 3.00% per annum when our debt to capitalization ratio is greater than or equal to 45% but less than or equal to 50%, and 3.25%  per annum when our debt to capitalization ratio is greater than 50%.  A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the credit facility. The credit facility matures on May 3, 2017 and can only be used to finance up to 50% of the cost of future vessel acquisitions, which vessels would be the collateral for the credit facility.

Borrowings for each vessel financed under this facility represent a separate tranche, with repayment terms dependent on the age of the vessel at acquisition. Each tranche under the new credit facility is repayable in equal quarterly installments, with a lump sum payment at maturity, based on a full repayment of such tranche when the vessel to which it relates is sixteen years of age. The remaining terms and covenants are similar to the covenants in Scorpio Tankers' 2010 $150 Million Credit Facility ("2010 Credit Facility"), which was signed in June 2010 and fully drawn in November 2010.  The 2010 Credit Facility has an outstanding balance of $141.1 million as of May 4, 2011.

In addition as Scorpio Tankers has been public for 12 calendar months, the Company filed a Form F-3 with the Securities and Exchange Commission, which can be used to issue common shares, preferred shares, debt securities, which may be guaranteed by one or more of our subsidiaries, warrants, purchase contracts, and units for an aggregate of up to $500 million.

Emanuele Lauro, chief executive officer and chairman of the board, commented, “The new $150 Million Credit Facility increases our ability to acquire vessels at opportune times while maintaining our prudent capital structure, and we are delighted by the endorsement of our strategy by our lenders.    In addition, the shelf registration statement is a natural step in the long-term development of our Company.”

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns one LR2 tanker, four LR1 tankers, four Handymax tankers, and one post-Panamax tanker with an average age of 5.6 years. Additionally, the Company currently has chartered in one LR1 and four Handymax product tankers, including the Kazdanga, which is expected to be delivered in June 2011. Additional information about the Company is available at the Company's website www.scorpiotankers.com.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, competition in the tanker industry, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, piracy or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616